Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

As previously disclosed, on April 10, 2024, SciSparc Ltd. (“SciSparc”) entered into an Agreement and Plan of Merger with AutoMax Motors Ltd., an Israeli company traded on the Tel Aviv Stock Exchange (“TASE”) and the leading parallel importer and distributor of vehicles in Israel (“AutoMax”), and SciSparc Merger Sub Ltd., an Israeli limited company and wholly-owned subsidiary of SciSparc (the “Merger Agreement”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, SciSparc Merger Sub Ltd. will be merged with and into AutoMax, with AutoMax surviving the merger as a wholly-owned subsidiary of SciSparc (the “Acquisition”).

The unaudited pro forma condensed combined statement of financial position is based on the individual historical consolidated statement of financial position of SciSparc and AutoMax, prepared in accordance with International Financial Reporting Standards (“IFRS”), as of December 31, 2023, and has been prepared to reflect the effect of the Acquisition as if it had occurred on December 31, 2023. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023, gives effect to the Acquisition as if it had occurred on January 1, 2023, the beginning of SciSparc fiscal year. The historical condensed combined financial information has been adjusted to give effect to pro forma events that are: 1) directly attributable to the Acquisition; 2) factually supportable; and 3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information were prepared in accordance with Article 11 of U.S. Securities and Exchange Commission Regulation S-X. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma condensed combined financial information have been made, as further described in the accompanying notes.

The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with SciSparc’s historical audited financial statements for the fiscal year ended December 31, 2023, which are available in our Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, and the historical audited financial statements of AutoMax included as Exhibit 99.1 in this Report of Foreign Private Issuer on Form 6-K.

The allocation of the purchase price as reflected in the unaudited pro forma condensed combined financial information was based on a preliminary valuation of the assets acquired and liabilities assumed, and the accounting is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available.

The unaudited pro forma combined condensed financial information are presented for informational purposes only and are not necessarily indicative of the results of operations that would have resulted had the transaction described above been consummated at the dates indicated, nor are they necessarily indicative of the results of operations which may be realized in the future. Furthermore, the unaudited pro forma combined condensed financial information do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION As of December 31, 2023
(U.S. dollars in thousands)

	SciSparc Ltd	AutoMax Motors Ltd	Pro Forma Adjustments		Pro Forma
Assets
Current Assets:
Cash	$2,076	$428	$687	4(b)	$3,191
Restricted deposit	65	-	-		65
Short-term deposit	3,000	-	-		3,000
Trade receivables	22	7,321	-		7,343
Other accounts receivable	540	10,534	-		11,074
Inventory	742	50,633	-		51,375

Total Current Assets	6,445	68,916	687		76,048

Non-current assets:
Long term bank deposits	-	113	-		113
Intangible asset, net	3,189	3,065	-		6,254
Goodwill	-	-	6,977	4(a)	6,977
Deferred taxes	-	832	-		832
Investments in company accounted for at equity	781	3,464	-		4,245
Long term prepaid expenses	-	53	-		53
Investments in financial assets	659	47	(529)	4(b)	177
Property and equipment, net	108	7,818	-		7,926

Total Non-current Assets	4,737	15,392	6,448		26,577

Total Assets	$11,182	84,308	7,135		102,625

Liabilities
Current liabilities:
Trade payables	$802	$4,458	$-		$5,260
Short term loans	-	38,994	-		38,994
Other accounts payable	185	12,739	-		12,924
Warrants	532	1,888	-		2,420
Lease liability	52	1,592	-		1,644

Total Current liabilities	1,571	59,671	-		61,242

Non-current liabilities:
Lease liability	24	4,502	-		4,526
Long term loans	-	498	-		498
Loans from related parties	-	272	-		272
Warrants Liability	-	9,539	-		9,539
Employees	-	39	-		39

Total Current liabilities	24	14,850	-		14,874

Total Liabilities	$1,595	74,520	-		76,115

Shareholders’ Equity:
Share capital and premium	$64,526	$23,063	$6,977	4(a)	$94,566
Reserve from share-based payment transactions	5,282	5,518	-		10,800
Warrants	5,190	509	-		5,699
Foreign currency translation reserve	497	(86)	-		411
Transactions with non-controlling interests	810	-	-		810
Accumulated deficit	(68,691)	(18,849)	158	4(b)	(87,382)
	7,614	10,155	7,135		24,905
Non-controlling interests	1,973	(368)	-		1,605

Total Shareholders’ Equity:	9,587	9,788	7,135		26,510

Total Liabilities and Shareholders’ Equity	11,182	84,308	7,135		102,625

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2023
(U.S. dollars in thousands)

	SciSparc Ltd	AutoMax Motors Ltd	Pro Forma Adjustments		Pro Forma

Revenues	$2,879	$115,564	$-		$118,443

Cost of goods sold	(683)	(105,070)	-		(105,753)

Gross profit	2,196	10,494			12,690

Research and development expenses	1,641	-	-		1,641
Sales and marketing	1,297	7,902	-		9,199
Impairment of intangible asset	1,042	-	-		1,042
General and administrative expenses	5,031	5,037	-		10,068

Operating loss	6,815	2,445	-		9,260

SciSparc’s share of losses of company accounted for at equity, net	210	145	-		355
Other income	-	(429)	-		(429)
Finance income	(2,219)	(2,130)	-		(4,349)
Finance expenses	1,055	4,641	(158)	4(b)	5,538

Loss before income taxes	5,861	4,672	(158)		10,375
Taxes on income	22	95	-		117

Total comprehensive loss	5,883	4,767	(158)		10,492

Equity holders of SciSparc	5,122	4,442	(158)		9,406
Non-controlling interests	761	325	-		1,086

	5,883	4,767	(158)		10,492

Basic loss per ordinary share attributable to equity holders of SciSparc:	14.43	0.05			25.73

Diluted loss per ordinary share attributable to equity holders of SciSparc:	14.43	0.05			25.73

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Note 1 - Basis of presentation

The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023, was derived from the audited consolidated financial statements included in SciSparc’s Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2023, and was derived from the audited historical financial information of AutoMax for the year ended December 31, 2023, and has been prepared as if the Acquisition had occurred on January 1, 2023. The unaudited pro forma condensed combined financial information herein has been prepared to illustrate the effects of the Acquisition in accordance with IFRS.

SciSparc has accounted for the Acquisition under the acquisition method of accounting in accordance with the authoritative guidance on business combinations under the provisions of IFRS 3 (“Business Combinations”). The purchase price allocation is considered preliminary, and additional adjustments may be recorded during the measurement period in accordance with IFRS 3. The purchase price allocation will be finalized as SciSparc receives additional information relevant to the acquisition, including the final valuation and reconciliation of the assets purchased, including tangible and intangible assets, liabilities assumed. Differences between these preliminary estimates and the final purchase accounting may occur, and these differences could be material.

SciSparc has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	SciSparc’s existing shareholders will have the greater voting interest in the combined entity.

●	SciSparc’s directors will represent the majority of the board of directors of the combined company following the consummation of the Acquisition; and

●	SciSparc’s senior management will be the senior management of the combined company following the consummation of the Acquisition.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 assumes that the Business Combination occurred on December 31, 2023. The unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2023, presents pro forma effect to the Acquisition as if it had been completed on January 1, 2023.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Scisparc’s audited consolidated statement of financial position as of December 31, 2023 and the related notes filed with the SEC on Form 20-F, as amended; and

●	AutoMax’s audited financial position as of December 31, 2023 and the related notes, included elsewhere in this Report of Foreign Private Issuer on Form 6-K; and.

The audited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2023 have been prepared using, and should be read in conjunction with, the following:

●	SciSparc’s audited consolidated statement of comprehensive loss for the year ended December 31, 2023 and the related notes filed with the SEC on Form 20-F, as amended;

●	AutoMax’s audited consolidated statement of comprehensive loss for the twelve months ended December 31, 2023 and the related notes included elsewhere in this Report of Foreign Private Issuer on Form 6-K;

●	Information has been prepared based on these preliminary estimates, and the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Acquisition.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. The pro forma adjustments reflecting the consummation of the Acquisition are based on certain currently available information and certain assumptions and methodologies that SciSparc believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. SciSparc believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Acquisition based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods presented, nor is it necessarily indicative of the future results of the combined company.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). SciSparc has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

Note 3 - Preliminary Purchase Price Allocation

On April 10, 2024, SciSparc entered into the Merger Agreement, by and among SciSparc, SciSparc Merger Sub Ltd. and AutoMax, pursuant to which AutoMax agreed to convert its share capital in exchange for the right to receive a number of validly issued, fully paid and nonassessable SciSparc Ordinary Shares, equal to the Exchange Ratio (as defined in the Merger Agreement), per each such Company Ordinary Share and up to 49.9% of SciSparc Ordinary Shares immediately after to the Effective Time (as defined in the Merger Agreement).

The following is a summary of the preliminary estimated fair values of the net assets acquired as if the acquisition of AutoMax had occurred on December 31, 2023:

	Total	Useful life
Goodwill	6,977	-
	6,977	-

Note 4 - Pro Forma Adjustments

The following describes the pro forma adjustments related to the Acquisition that have been made in the accompanying unaudited pro forma condensed combined statements of comprehensive loss for the year ended December 31, 2023, giving effect to the Acquisition as if it had been consummated at the beginning of the period presented, and in the accompanying unaudited pro forma condensed combined financial position as of December 31, 2023, giving effect of the Acquisition as if it had occurred on December 31, 2023, all of which are based on preliminary estimates that could change significantly as additional information is obtained:

(a)	Represents the consideration paid and the assets acquired, and liabilities assumed, as if the acquisition of AutoMax was consummated on December 31, 2023.

(b)	Represents cancellation of pre business combination’s investment of SciSparc in the shares of AutoMax.